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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                               ----------------

                           COMMERCIAL INTERTECH CORP.
                           (NAME OF SUBJECT COMPANY)
                           COMMERCIAL INTERTECH CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  201709 10 2
                       (CUSIP NUMBER OF CLASS SECURITIES)

                               ----------------

                             GILBERT M. MANCHESTER
                       VICE PRESIDENT AND GENERAL COUNSEL
                           COMMERCIAL INTERTECH CORP.
                               1775 LOGAN AVENUE
                              YOUNGSTOWN, OH 44501
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

STUART Z. KATZ, ESQ.                HERBERT S. WANDER, ESQ.               LEIGH B. TREVOR, ESQ.
FRIED, FRANK, HARRIS, SHRIVER &     KATTEN, MUCHIN & ZAVIS                JONES, DAY, REAVIS & POGUE
JACOBSON                            525 WEST MONROE STREET--SUITE 1600    NORTH POINT
ONE NEW YORK PLAZA                  CHICAGO, ILLINOIS 60661-3693          901 LAKESIDE AVENUE
NEW YORK, NEW YORK 10004            (312) 902-5200                        CLEVELAND, OHIO 44114
(212) 859-8000                                                            (216) 586-7247

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

  This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on July 12, 1996 by Commercial Intertech Corp., an Ohio corporation (the "Company"), relating to the offer by Opus Acquisition Corporation, a Delaware corporation ("OAC") and an indirect wholly owned subsidiary of United Dominion Industries, Ltd., a Canadian corporation ("United Dominion"), to purchase for cash all outstanding common shares, par value $1.00 per share (the "Common Shares"), of the Company, together with the associated preferred share purchase rights (the "Rights" and, together with the Common Shares, the "Shares"). Capitalized terms used but not defined herein have the meanings previously set forth in the Schedule 14D-9.

1. ITEM 4. THE SOLICITATION OR RECOMMENDATION

  Item 4(a) is hereby amended and supplemented by adding the following:

  On July 15, 1996, United Dominion and OAC issued a press release announcing that they had increased the price to be paid pursuant to the tender offer from $27 to $30 per Share, net to the seller in cash, without interest (the "Revised Offer"). On July 16, 1996, United Dominion and OAC filed with the SEC a Revised Offer to Purchase (the "Offer to Purchase") and related Letter of Transmittal relating to the Revised Offer.

  On July 17, 1996, the Board of Directors of the Company met to review United Dominion's unsolicited Revised Offer with its financial and legal advisors. The Board of Directors unanimously concluded that the Revised Offer is inadequate and not in the best interests of the Company, its shareholders, employees, customers, suppliers, labor organizations, the communities in which the Company does business and its other constituencies, and does not adequately reflect the long-term value or prospects of the Company. At that meeting, the Board of Directors unanimously reaffirmed the Company's prior determination to proceed with a plan to spin off 100% of the stock of the Company's Cuno Incorporated fluid filtration and purification subsidiary ("Cuno") to the Company's shareholders (the "Spin-Off"). The Board also unanimously reaffirmed its program to repurchase up to 2,500,000 Shares in open market and privately negotiated transactions (the "Repurchase Program"). THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS REJECT THE REVISED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER.

  A copy of a letter to shareholders communicating the Board's recommendation and a form of press release announcing such recommendations are filed as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

  (b) Reasons for the Recommendation.

  In reaching the conclusions referred to in Item 4(a), the Board of Directors considered numerous factors, including but not limited to the following:

    (i) the Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the businesses in which the Company operates and the Board's belief that the Revised Offer does not reflect the long-term values inherent in the Company;

    (ii) the Company's financial performance in recent years, including its record results for its 1995 fiscal year and three consecutive years of improving operating results, including strong improvements in operating performance and profitability by Cuno;

    (iii) the Company's long-term strategic plan to build value for its shareholders by growing its core businesses;

    (iv) the Company's plan to proceed with the Spin-Off, in light of the belief of the Board of Directors and management that:

      --the Spin-Off should enhance the abilities of the managements of the Company and Cuno to focus more closely on the objectives of their respective businesses, enhance the two companies' ability

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

    to create incentives that align the interests of their management and employees with the performance of their respective companies, and permit Cuno to use its publicly traded stock as a currency for expansion through acquisitions; and

      --the Spin-Off should enable shareholders of the Company to benefit in the near term from the value of a high-growth, high-multiple business, which has not previously received appropriate market recognition because of the Company's mix of industrial businesses, which typically trade at lower multiples. The Board of Directors took into consideration that there is some risk that the tax-free nature of the Spin-Off could be impacted, with attendant adverse tax consequences to the Company and certain of its shareholders, in the event of an acquisition of the Company by certain third parties (including United Dominion) following a spinoff;

    (v) the Board of Directors' belief that the Repurchase Program will provide investors who desire to obtain liquidity for their investment in the Company with an opportunity to sell all or a portion of their investment in the Company; these shareholders may be more likely to support actions that would make it more difficult for the Company to resist an inadequate bid, which in the view of the Board of Directors would not be in the best interests of the Company, its shareholders and its other constituencies; accordingly, the Repurchase Program may stabilize the Company's base of long-term shareholders and may give long-term shareholders who desire to participate in the benefits of the Spin-Off and the future growth of the Company and Cuno a greater opportunity to do so; the Board of Directors also considered the fact that the Repurchase Program is expected to be accretive to the Company's earnings per Share;

    (vi) the Board of Directors' belief, in light of the Company's strategic plan and its plan to proceed with the Spin-Off, that this is not the appropriate time to sell the Company;

    (vii) the Board of Directors' belief that the interests of the Company, its shareholders and other constituencies would best be served by the Company continuing as an independent entity, proceeding with its plans to effect the Spin-Off, and effecting the Repurchase Program;

    (viii) the opinion of Goldman Sachs, the Company's financial advisor, after reviewing with the Board of Directors many of the factors referred to above and other financial criteria used in assessing an offer, that the Revised Offer is inadequate; and

    (ix) the disruptive effect consummation of the Revised Offer would have on the Company's employees, suppliers, customers and the communities where the Company operates.

2. ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8 is hereby amended and supplemented by adding the following:

  (a) Rights Agreement.

  On the earlier of (i) a public announcement that, without the prior approval of the Company, an Acquiring Person has acquired or obtained the right to acquire the beneficial ownership of securities having 20% or more of the voting power of all outstanding voting securities of the Company or (ii) 10 days (unless such date is extended by the Board of Directors) following the commencement of, or a public announcement of an intention to make, a tender offer or exchange offer which would result in any person or group of related persons becoming an Acquiring Person (the earlier of such dates, the "Distribution Date"), the rights under the Company's Shareholders Rights Agreement (the "Rights Agreement") become exercisable. At its July 17, 1996 meeting, the Board of Directors of the Company resolved to delay a "Distribution Date" under the Rights Agreement pursuant to clause (ii) of the preceding sentence until either (i) the close of business on August 7, 1996, or (ii) such earlier date prior to the expiration date of the Revised Offer as the Board of Directors, or any duly authorized committee thereof, by subsequent resolution duly approved, shall designate.

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

  (b) Proposed Special Meeting.

  On July 12, 1996, United Dominion and OAC filed proxy solicitation materials with the SEC in connection with a proposed solicitation of appointments of designated agents ("agent designations") to call a special meeting of the Company's shareholders (the "Special Meeting") at which, according to the Offer to Purchase, they will, among other things, propose that the holders of Shares
(i) adopt a resolution calling upon the persons currently constituting the Company's Board of Directors to redeem the Rights prior to their removal as directors, (ii) remove all of the incumbent directors of the Company, (iii) amend the Code of Regulations of the Company (the "Regulations") to reduce the authorized number of directors of the Company from twelve to three and to provide that the Company's Board of Directors shall not be classified and that the directors shall serve as a single class, (iv) elect the nominees of OAC as directors of the Company to fill the vacancies created thereby, (v) amend the Company's Amended Articles of Incorporation to repeal Article SIXTH thereof and
(vi) if the Control Share Condition (as defined below) shall not theretofore have been satisfied, amend the Regulations to provide that Section 1701.831 of the ORC (the "Ohio Control Share Acquisition Law") shall not apply to acquisitions of Shares. At the Board of Directors' meeting on July 17, 1996, the Board of Directors of the Company fixed the close of business on September 3, 1996 as the record date for determining shareholders entitled to execute agent designations for the purpose of calling the Special Meeting. The Company is not, as of the date hereof, soliciting in opposition to the proposed solicitation of agent designations by United Dominion and OAC. However, the Company anticipates that it will solicit revocations of such agent designations.

  (c) Control Share Acquisition Law.

  According to the Offer to Purchase, consummation of the Revised Offer is conditioned upon the acquisition of Common Shares pursuant to the Revised Offer by OAC being authorized by the shareholders of the Company pursuant to the Ohio Control Share Acquisition Law at a special meeting of shareholders of the Company (the "Ohio Control Share Acquisition Meeting") duly and validly called and held in accordance with the Ohio Control Share Acquisition Law, or OAC being satisfied, in its sole discretion, that the Ohio Control Share Acquisition Law is invalid or inapplicable to the acquisition of Common Shares pursuant to the Revised Offer (the "Control Share Condition").

  OAC and United Dominion delivered to the Company on July 12, 1996 an acquiring person statement relating to the original $27 per Share Offer. OAC and United Dominion have requested that the Ohio Control Share Acquisition Meeting not be held for at least 30 days after the receipt of the acquiring person statement by the Company. Accordingly, the Ohio Control Share Acquisition Meeting must be held no earlier than August 11, 1996 and no later than August 31, 1996. At the Board of Directors' meeting on July 17, 1996, the Board of Directors of the Company fixed the close of business on August 7, 1996, as the record date for determining shareholders entitled to vote at the Ohio Control Share Acquisition Meeting and fixed August 30, 1996, in Youngstown, Ohio, as the date and place for such meeting.

  The Company is not, as of the date hereof, soliciting proxies with respect to the Ohio Control Share Acquisition Meeting. However, the Company anticipates that it will solicit proxies against any control share acquisition by OAC or United Dominion.

  (d) Litigation.

  On July 15, 1996, United Dominion and OAC filed a Verified First Amended Complaint for Temporary Restraining Order and for Preliminary and Permanent Injunctive Relief and Declaratory Judgment ("First Amended Complaint") in the action previously filed by them in the United States District Court for the Southern District of Ohio, Eastern District (the "Court"). In addition to the claims asserted in their first complaint, the plaintiffs seek a declaration that: (1) the directors of the Company violated their fiduciary duties by determining to engage in the Repurchase Program, undertaking to effect the Spin-Off, and refusing to negotiate with United Dominion and OAC; (2) the Company's Schedule 14D-9 contains misleading statements in violation of Section

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14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
and (3) the Company's repurchase of Shares violated Section 13(e) and 14(e) of the Exchange Act. The plaintiffs seek to enjoin preliminarily and permanently:
(1) the Company's directors from refusing to negotiate with United Dominion and OAC; (2) the Repurchase Program; and (3) the Company from refusing to amend its Schedule 14D-9 with respect to the Repurchase Program and the Spin-Off.

  Also on July 15, 1996, the court scheduled a hearing for July 29, 1996 with respect to plaintiffs' motion to enjoin preliminarily the enforcement of
Section 1701.01(CC)(2) and 1701.831(E) of Ohio Control Share Acquisition Law, and the parties are commencing discovery with respect to that issue only.

  Defendants plan to file on July 18, 1996 an answer to the plaintiffs' First Amended Complaint denying all substantive allegations and claims and raising certain counterclaims against the plaintiffs. Among other things, the counterclaims:

    (a) identify certain disclosure violations in the plaintiffs' state and federal filings associated with the plaintiffs' tender offer and request an order requiring the plaintiffs to cure those violations; and

    (b) request that, if plaintiffs obtain proxies representing more than 10% of the voting power of the Common Shares, seeking, among other things, to remove the current board of directors, the plaintiffs be declared "interested shareholders" under Ohio's Merger Moratorium Act and thus be prohibited by the Merger Moratorium Act from engaging in certain transactions with the Company, including completing their announced back-end merger of the Company with OAC for a minimum of three years and thereafter, unless they comply with the requirements of the Merger Moratorium Act.

3. ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Item 9 is hereby amended and supplemented by adding the following exhibits:

    Exhibit 99.1. Letter, dated July 18, 1996, sent by Paul J. Powers, the Chairman and Chief Executive Officer of the Company, to shareholders of the Company.*

    Exhibit 99.2. Press Release, dated July 18, 1996, issued by the Company.
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*Included in copies mailed to shareholders.

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

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By: /s/ Gilbert M. Manchester
                                             ----------------------------------
                                          Name: Gilbert M. Manchester
                                          Title: Vice President and General
                                           Counsel

Dated: July 18, 1996

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

                                 EXHIBIT INDEX

 EXHIBIT NO.                    EXHIBIT
 -----------                    -------
 Exhibit 99.1 Letter, dated July 18, 1996, sent by Paul J. Powers, the
              Chairman and Chief Executive Officer of the Company, to the
              shareholders of the Company.
 Exhibit 99.2 Press Release, dated July 18, 1996, issued by the Company.

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